FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “ Company”)
120 Adelaide Street West
Suite 1204
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

January 16, 2013

ITEM 3 ——	News Release

A news release was disseminated on January 16, 2013 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

Adira Energy Ltd. files final prospectus

ITEM 5 ——	Full Description of Material Change

The Company is pleased to announce that it has filed a final short form prospectus containing the final details of its previously announced fully marketed prospectus offering (the “Offering”) of units of the Company (each, a “Unit”). The Company has entered into an agency agreement with ***** [1] (the “ Agent”) pursuant to which the Agent has agreed to arrange for the sale on a “best efforts” basis of a minimum of 52,550 Units and up to a maximum of 157,649 Units, at a price of $95.15 per Unit, for aggregate gross proceeds of a minimum of $5,000,000 and a maximum of up to $15,000,000. *****[1] and *****[1] are acting as members of the selling group in connection with the Offering.

Each Unit consists of 1,000 common shares in the capital of the Company (each, a “Common Share”), 500 short-term common share purchase warrants (each, a “Series 1 Warrant”) and 500 long-term common share purchase warrants (each, a “Series 2 Warrant”, and together with the Series 1 Warrant, the “Warrants”). Each Series 1 Warrant will entitle the holder thereof to acquire one Common Share at an exercise price of $0.1175 for a period of 18 months following the closing of the Offering. Each Series 2 Warrant will entitle the holder thereof to acquire one Common Share at an exercise price of $0.1305 for a period of 36 months following the closing of the Offering.

The Company also granted the Agent an over-allotment option (the “Over-Allotment Option”) for the sale of additional Units and/or Warrants exercisable for a period of 30 days from the closing of the Offering. The aggregate number of Common Shares and Warrants which may be issued under the Over-Allotment Option may not be greater than 23,647,000 Common Shares and 11,823,500 Series 1 Warrants and 11,823,500 Series 2 Warrants.

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1 This information has been redacted to be consistent with the disclosure mandated by Rule 135c under the U.S. Securities Act of 1933.

In addition, the Company will issue to the Agent and its selling group members, that number of non-transferable common share purchase warrants (“Broker Warrants”) of to up to 10% of the total number of Unit Shares comprising the Units sold under the Offering (including any Units issued upon exercise of the Over-Allotment Option). Each Broker Warrant will entitle the holder thereof to acquire one Common Share at an exercise price of $0.09515 for a period of 24 months following the completion of the Offering. The Agent and its selling group members will also receive a cash commission of up to 10% of the gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option).

The Company intends to use the net proceeds of the Offering to advance the Company’s exploration and development activities on its offshore Israel petroleum licenses and actively continue with the Company’s 2013 exploration and development program; specifically to fund the Corporation’s share of the costs to drill the first well on the Gabriella License.

The Offering is subject to the final approval of the TSX Venture Exchange. Closing of the Offering is expected to occur in one or more tranches, with the initial closing date to occur on or about January 24, 2013.

The Offering is being made by way of a short form prospectus offering in the provinces of Alberta, British Columbia, and Ontario and internationally in accordance with local securities laws through the Agent and their affiliates or selling agents.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:
Alan Friedman, Executive Vice-President Corporate Development
(416) 250- 1955

ITEM 9 ——	Date of Report

January 16, 2013